Form 604
Corporations Act 2001
Section 671B

Notice of Change of Interests of Substantial Holder

To: **Allied Gold Ltd**
ACN/ARSN:

1. **Details of substantial holder (s)**

Name: FMR Corp and FIL
ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	07 September 2006
The previous notice was given to the company on	06 April 2006
The previous notice was dated	05 April 2006

2. **Previous and present voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities (4)	Previous Notice Person's votes	Previous Notice Voting Power (5)	Present Notice Person's votes	Present Notice Voting Power (5)
Common Stock	16,290,000	6.69%	21,040,585	7.73%

3. **Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
			US $	common stock	common stock
09 August 2006	FMR Corp. + FIL	Market Acquisition	0.2510	386,162	386,162
09 August 2006	FMR Corp. + FIL	Market Acquisition	0.2496	14,900	14,900
10 August 2006	FMR Corp. + FIL	Market Acquisition	0.2676	157,000	157,000
11 August 2006	FMR Corp. + FIL	Market Acquisition	0.2821	19,800	19,800
15 August 2006	FMR Corp. + FIL	Market Acquisition	0.2933	119,700	119,700
16 August 2006	FMR Corp. + FIL	Market Acquisition	0.2876	222,900	222,900
16 August 2006	FMR Corp. + FIL	Market Acquisition	0.2863	17,600	17,600
17 August 2006	FMR Corp. + FIL	Market Acquisition	0.2825	310,216	310,216
17 August 2006	FMR Corp. + FIL	Market Acquisition	0.2844	11,900	11,900
18 August 2006	FMR Corp. + FIL	Market Acquisition	0.2741	310,951	310,951
18 August 2006	FMR Corp. + FIL	Market Acquisition	0.2751	20,000	20,000

21 August 2006	FMR Corp. + FIL	Market Acquisition	0.2723	158,062	158,062
21 August 2006	FMR Corp. + FIL	Market Acquisition	0.2749	1,384,998	1,384,998
21 August 2006	FMR Corp. + FIL	Market Acquisition	0.2732	53,300	53,300
23 August 2006	FMR Corp. + FIL	Market Acquisition	0.2719	73,235	73,235
24 August 2006	FMR Corp. + FIL	Market Acquisition	0.2674	14,450	14,450
25 August 2006	FMR Corp. + FIL	Market Acquisition	0.2739	165,000	165,000
30 August 2006	FMR Corp. + FIL	Market Acquisition	0.2866	194,594	194,594
31 August 2006	FMR Corp. + FIL	Market Acquisition	0.2982	88,650	88,650
01 September 2006	FMR Corp. + FIL	Market Acquisition	0.3206	69,867	69,867
04 September 2006	FMR Corp. + FIL	Market Acquisition	0.3160	224,415	224,415
04 September 2006	FMR Corp. + FIL	Market Acquisition	0.3144	32,885	32,885
05 September 2006	FMR Corp. + FIL	Market Acquisition	0.3297	200,000	200,000
06 September 2006	FMR Corp. + FIL	Market Acquisition	0.3625	250,000	250,000
07 September 2006	FMR Corp. + FIL	Market Acquisition	0.3599	250,000	250,000
				Total Buys	**4,750,585**
				Total Sells	**0**
				Overall Increase	**4,750,585**

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Registered holder of securities	Holder of relevant interest	Class and number of securities
FMR Corp. + FIL	FID FDS - EURO SMALLER CO POOL	8,145,000
FMR Corp. + FIL	FID FDS-VALUE ENTERPRISE POOL	1,015,585
FMR Corp. + FIL	FA INT EURO MID EAST ASIA SUB	11,880,000
TOTAL	**21,040,585**	**7.73**

5. Changes in Association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
FMR Corp./FMR Co.	FMR Co. is the adviser to the registered holders named in Section 4 and has power under its management agreements to dispose of the subject shares. FMR Co. is a wholly-owned subsidiary of FMR Corp., a Delaware corporation. Edward C. Johnson 3d is chairman of FMR Corp. and owns in excess of 10% of the voting power of FMR Corp. and may thereby be deemed an associate of FMR Co. However, neither FMR Corp. nor Edward C. Johnson 3d has sole power to vote or direct the voting of, or to dispose of or direct the disposition of, the subject shares. FMR Co. carries out such voting under written guidelines established by the Board of Trustees of the Funds which are the registered holders.
FIL	FIL is the adviser to the registered holders named in Section 4 above, each of which is an investment company organized under the laws of a jurisdiction other than the United States, and has power under its management agreements to dispose of the subject shares. Edward C. Johnson 3d is chairman of FIL and owns in excess of 20% of the voting power of FIL. By reason of his ownership of the "prescribed percentage" of FIL, Mr. Johnson may be deemed the holder of a relevant interest in the subject shares and a substantial shareholder. FIL has power to vote and dispose of the shares of the Funds which it advises.

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
FMR Corp., FMR Co.	82 Devonshire Street Boston, MA 02109
FIL	PO Box HM 670, Hamilton HMCX, Bermuda

Sign Here ___________________________________

Dated 08 September 2006

Rani Jandu

Regulatory Reporting Senior Manager, FIL – Investment Compliance

Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.